

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of March 6, 2002

NORSK HYDRO ASA
(Translation of registrant's name into English)

Bygdøy Allé 2
N-0240 OSLO 2
Norway
(Address of principal executive offices)

PROCESSED

MAR 11 2002

**THOMSON
FINANCIAL**

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F   —

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   —   No   X

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.



Press release

Contact	Thomas Knutzen	Tor Steinum	Norsk Hydro ASA
Telephone	(+47) 22 53 91 15	(+47) 22 53 27 31	Bygdøy allé 2
Cellular	(+47) 90 61 23 59	(+47) 95 08 39 33	N-0240 Oslo
E-mail	thomas.knutzen@	tor.steinum@	Norway
	hydro.com	hydro.com	Phone: (+47) 22 53 81 00
			Fax: (+47) 22 53 27 25
			www.hydro.com

Oslo, 6 March 2002:

Norsk Hydro and the Swedish company Preem Petroleum today signed a memorandum of understanding to merge Scanraff and Scancracker in Lysekil in Sweden. The purpose of the merger is to increase the operating efficiency and simplify future investments at the oil refinery in Lysekil, Sweden. Hydro and Preem own the refinery through two companies - Scanraff and Scancracker. Preem has a 78.5% share in Scanraff and a 50% share in Scancracker, whereas Hydro has a 21.5% share in Scanraff and a 50% share in Scancracker. After the merger Preem will own 75% and Hydro 25% of the new company.

Scanraff was built in 1975 and is one of the largest refineries in Europe. The refinery's capacity is 10 million tonnes of crude oil per year.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes," "anticipates," "plans," "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which is engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2000 and subsequent filing on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro. ASA

Dated: March 6, 2002

Idar Eikrem
Senior Vice President Corporate
Accounting and Consolidation

WAS1 #920825 v2

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